Mail Stop 3561   November 17, 2006

David F. Stever, President
A.G. Volney Center, Inc.
124 Lincoln Ave. South
Liverpool, NY 13088

       Re: A.G. Volney Center, Inc.
              Form 10-SB
              Filed October 19, 2006
              File No. 0-52269

Dear Mr. Stever:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on October 19, 2006, your filing will become effective on December 18, 2006. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Facing Page

2. Please revise your facing page to indicate that "None" refers to Securities to be
    registered under Section 12 (b) of the Act.

Part I

General – The Company

3. If retained, please revise the second sentence in the second paragraph to indicate
    that while you are now only in the developmental stage, you hope that when you
    are operational you will be able to sell the products you acquire at a substantial
    discount below wholesale prices for similar products.

Item 1. Description of Business

4. Please revise this section, as well as your document in general, to clearly indicate
    your status as a development stage company. Indicate, if true, that you are still
    planning your business and have not yet acquired and resold any merchandise.
    Please revise any disclosure that may tend to imply otherwise. For example, we
    note in your Description of Business such statements as:

    - "The market in which we do business is highly competitive and constantly
      evolving."
    - "We do not rely on a major customer for our revenue."

    However, we also note your discussion in Management's Discussion and Analysis
    of the Six Months Ending June 30, 2006 compared to the Six Months Ending June
    30, 2005. You indicate in that part of your document that your total revenue
    increased by $473 attributable to the sale of merchandise held in inventory
    accomplished through more aggressive and innovative selling techniques. It is
    therefore unclear the extent to which you are engaged in business. It is also
    unclear how a $473 increase from 0 can be classified as aggressive or involve
    innovative selling techniques. Please discuss and revise this language.

5. Please clearly and concisely describe any activities you may actually be engaged
    in. For example, you state under Milestones that you will "Continue to research
    and solidify relationships with manufacturers with available overstock now and
    ongoing." You also state you are "attempting to establish working arrangements
    with suppliers in New York." Describe what you have done and are currently
    doing in this regard. Please discuss what relationships you have to solidify.

6. If you are seeking a merger candidate or pursuing other business opportunities,
    please discuss.

7. Please provide support for the statements you make about the competitive conditions in the market in which you do business.

Milestones

8. The following last four bullet points under this heading do not appear to be milestones:

- Competitive business conditions, methods of competition, our competitive position.

- We will be in direct competition with other entities that market on a discount basis and have greater name recognition and assets than we have.

- Dependence on a few major suppliers.

- At the present time we are attempting to establish working arrangements with suppliers in New York, but as of this date there are no signed contracts.

  Please revise.

9. For each milestone, please set forth more specifically the date anticipated, the amount and source of funds needed.

10. Please describe in reasonable detail how you expect to operate your business. For example, you state that: "It is anticipated that the company will primarily be operated by Samantha Ford and David Stever."

- What specifically will they do?

- Will you have other employees or consultants?

- Will you have an internet site?

- What products will you sell?

  These are only examples. Please revise.

11. Please revise the paragraph preceding Milestones to indicate our address is 100 F Street, N. E., Washington D.C. 20549.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Basis of Presentation

12. Please explain the statement that "all significant amounts have been eliminated."

13. We note your indication in the second asterisk of your MD&A that management intends to resell your merchandise for an approximate 50% profit. Please clarify for us and revise your document to define 50% of profits. For instance, are you referring to 50% of net income, 50% gross margin, etc. For the six months ended June 30, 2006, your gross profit margin was approximately 31%. If you conclude you measure of profits is gross margin, please explain why your margin is much lower than anticipated

14. Please explain to us the extent of your advertising. If significant, please discuss in your MD&A and disclose in your financials. See SOP 93-7.

Going Concern Qualification

15. It does not appear that the Independent Auditor's Report of Robison, Hill & Co. for the fiscal year ending December 31, 2005, states that you have incurred annual losses since their inception. Please revise.

For The Six Months Ending June 30, 2006 Compared To The Six Months Ending June 31, 2005

16. Please correct your reference to "June 31, 2005."

Revenues

17. Please describe the merchandise sold and explain the "more aggressive and innovative selling techniques" used. Also, please explain where it was held in inventory.

Liquidity and Capital Resources

18. Please include a discussion of your plan of operations for the next twelve months. Discuss how you plan to fund operations. See Regulation S-B Item 303.

19. Please add a discussion of how you expect current operations to affect liquidity. Refer to Item 303 of Regulation S-B.

20. You indicate that your primary source of liquidity has been cash from the sale of common stock and borrowing from a shareholder. Indicate the total amount of

cash you raised from the sale of shares and the number of shares sold. Also indicate the total amount borrowed from Joseph Passalaque and the terms of the note.

Risks Associated With Our Business

21. Several of your risk factor captions merely state facts and do not describe the risks in concrete terms. For example, the caption "We Will Depend On Outside Manufacturing Sources and Suppliers" does not explain that you will have limited control over any actual production of your products nor does it describe the effect on your business of difficulties encountered by any one of your third party manufacturers. In addition, this risk factor addresses manufacturing clothing which is different than your stated intention of acquiring factory overruns and retailers overstocks. Please delete this reference or expand your business discussion to address this possibility in detail. Further, please generally review your risk factor captions to ensure they clearly and concisely describe the risks.

22. Please refer to the risk factor captioned "Unless We Can Reverse Our History Of Losses… ." Please eliminate the first clause in the last sentence as it mitigates the risk.

23. Please refer to the risk factor captioned "Our Officers And Directors Lack Sales Experience." You state that the amount of time officers and directors have to devote to your business may be limited. Please indicate approximately how much time each is expected to devote. Also revise the caption to describe the risk, as discussed above.

24. The penultimate paragraph in this section states "We will encounter substantial competition." If this is a caption to a risk factor, please present in a type-face distinguishable from the text that follows. Also revise to describe the risk, as discussed above.

Item 3. Description of Property

25. We note that at the present time you have no property and that your operations are located at 124 Lincoln St. South Liverpool, NY. Describe this location in further detail. For example, indicate if it is the home of your President, whether it is provided rent-free. etc.

Item 4. Security Ownership Of Certain Beneficial Owners And Management

26. We note you have not provided the addresses of the beneficial owners, nor the total number of shares beneficially owned by all officers and directors as a group and

the percent of class so owned. You also have not indicated, by footnote or otherwise, the amount of shares with respect to which such persons have the right to acquire beneficial ownership within sixty days. Please revise. See Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters And Control Persons.

27. Please describe more clearly the business experience of your officers and directors during the past five years. Identify the business where employed and the position held. Also indicate the term of your directors. See Item 401 of Regulation S-B.

Part II

Item 4. Recent Sales Of Unregistered Securities.

28. Please revise to provide the information required by Item 701 of Regulation S-B. For example, indicate more specifically the date of each transaction, total offering price or other consideration received by you, the exemption claimed and the facts you relied upon to make the exemption available.

29. Also discuss your issuances to David F. Stever and Samantha M. Ford in consideration for their services in organizing and managing your initial corporate effort and for acting as officers.

Item 5. Indemnification Of Directors And Officers

30. Please tell us where your Articles provide for indemnification.

Financial Statements, pages F-3 – F-6

31. Please provide your interim financials for the period ending September 30, 2006.

32. The deficit accumulated during the development stage should tie on each of your financial statements. Currently the cumulative deficit presented on your income statement ($17,226) does not tie to your balance sheet ($17,244), cash flows or statement of stockholders' equity. Please revise.

Notes to the Financial Statements

Note 2 – Summary of Accounting Policies

33. Please disclose your revenue recognition policy. Please see codification of Staff Accounting Bulletins Topic 13.

34. We note 1,200,000 shares were issued as compensation to your officers. Please disclose your policy for accounting for share based payments.

Note 7 - Common Stock Transactions, page F-11

35. In Note 7 you disclose shares to directors were issued valued at $0.01 while in Item 6 and Item 7 the value assigned to the shares is $0.001. Please explain.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:	Carl E. Worboys, Esq.
	Fax: 315-476-5721